UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                         Centroid Consolidated Mines Co.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)


               Nevada                                    87-0645507
            ----------                            ------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                            5525 South 900 East, #110
                           Salt Lake City, Utah 84117
                     ---------------------------------------
                     (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 262-8844

Securities registered pursuant to Section 12(b) of the Exchange Act:

  Title of each class                           Name of each exchange on which
   to be registered                               each class is to registered

      NONE                                                   NONE

Securities registered pursuant to Section 12(g) of the Exchange Act:

$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

PART  I.

Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     The Predecessor of Centroid Consolidated Mines Co., a Nevada Corporation (the "Company"), Centroid Consolidated Mines Co., an Arizona Corporation ("CCM-Arizona") was organized under the laws of the State of Arizona on April 15, 1936, to engage in general mining, milling, and ore reduction business as well as any lawful business determined by the Board of Directors.

     CCM-Arizona's initial authorized capital was $100,000 consisting of 1,000,000 shares of ($0.10) par value common voting stock. A copy of the CCM-Arizona's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On April 12, 1951, the Articles of Incorporation were amended to reflect a change in Articles III and VII; increasing the authorized capital to $300,000 and indebtedness to $200,000, respectively. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On April 21, 1991, the Articles of Incorporation of CCM-Arizona were amended to reflect a change in Articles III, IV and VII; increasing the authorized capital to $300,000, changing the duration of corporation to perpetual, and increased indebtedness to $1,000,000, respectively. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On July 15, 1999, CCM-Arizona merged with and into the Company, for the sole purpose of changing CCM-Arizona's domicile from the state of Arizona to the state of Nevada. In conjunction with the merger, the par value of the CCM-Arizona's common voting stock was changed from $.10 to $.001. Copies of the following documents are attached hereto and incorporated herein by this reference: Articles of Incorporation of the Company; Agreement and Plan of Merger of CCM-Arizona and the Company; Articles of Merger of CCM-Arizona with and into the Company. See Part III, Item 1.

     On September 20, 1999, pursuant to a Unanimous Consent of the Board of Directors and Consent of Majority Stockholders, a Certificate of Amendment to the Articles of Incorporation was filed, whereby the outstanding shares of the Corporation were reverse split on a basis of 1 for 15, retaining the authorized shares at 30,000,000 and the par value at one mill ($0.001) per share, with appropriate adjustments made in the additional paid in capital accounts of the Corporation, with all fractional shares being rounded up to the nearest whole share and provided further, that all shares required for rounding be provided by the Company. A copy of the Certificate of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by this reference. See Part III, Item 1.

Material Changes of Control Since Inception and Related Business History
--------------------------------------------------------------------------------

     On May 27, 1999, Thomas A. Phelps,  Vice President and Director and Wallace
M. Phelps, Secretary and Director, appointed Jason Kershaw as President and Director, Harold Jenson as Vice President and Director and Jason Jenson as Secretary and Director and in seriatim, resigned their positions as Vice President and Director and Secretrary and Director, respectively.

     On October 10, 1999, the Company issued 6,000,000 "unregistered" and "restricted" shares at a value of $.001 per share to Jenson Services, Inc., in consideration of the payment of $6,000.00 for audit and other corporate expenses incurred on behalf of the Company. On November 1, 2000, 5,000,000 of the above mentioned "unregistered" and "restricted" shares were cancelled and returned to treasury. As a result, Jenson Services became a 66.2% shareholder of the Company.

Business.
---------

The  Company  was  organized  by the  directors for the following  purposes:

          a. To purchase, hold, locate, bond, lease, sell, mortgage, improve, acquire, dispose of, any and all kinds of real estate, mines, mining claims, and any and all lands containing mineral, clay, stone or other valuable deposits;

          b. To engage in a general mining, milling, and ore reduction business; to mine, develope and sell any holdings of the company which may be by it acquired; to acquire by location, purchase or development, water and water rights for mines, mills or ore reductions works owned by it; and for irrigating any lands belonging to the company and lying near its mining properties;

          c. To purchase and sell all kinds of ores, concentrates, mattes, bullion, and all other products of mines, mills and reduction plants;

          d. To buy, sell, mortgage and hypothecate its own or the stock of any other corporation;

          e. To do any and all other things in and about the business of the company that may be necessary or for the best interests of the company in the judgment of the directors; and to buy, sell, lease, rent, mortgage, acquire and dispose of any and all kinds of personal property necessary to the business, or used in connection therewith. of engaging in the business of buying, selling, and developing real and personal property.

     The Company acquired land and mining claims in Arizona and operated until approximately 1952. In 1954 the Company entered a Receivership under the jurisdiction and provisions of Chapter XI of the Bankruptcy Act of the United States, which continued through May of 1955. Since that time the Company has been inactive with respect to mining operations but, did maintain some mining assets and mining claims until June of 1994. All assets were eventually liquidated in satisfaction of debts or as consideration for services by Company officers and directors. To the extent that assets were depleted, additional common stock of the company has been issued to company officers as compensation for services through 1994. The company has essentially been dormant since June 30, 1994.

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations since June 30, 1994. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.


     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Auditor's Going Concern Opinion
-------------------------------

     The auditors discussion on the Company's liquidity in the audited financial statements herein, is as follows:

          The Company has accumulated losses through December 31, 2000 amounting to $1,145,036, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


No Assets; No Source of Revenue
-------------------------------

     The Company has had no assets or revenue since on or before June 30, 1994. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expenses, by Jenson Services, Inc., a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition
----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution
------------------

     The Company is authorized to issued 30,000,000 shares of common stock. As of December 31, 2000, 1,714,352 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses
----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition
------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies
----------------------------------------------

     Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

Voting Control Held by The Board of Directors
---------------------------------------------

     Due to Jenson Services ownership of a majority of the shares of the Company's outstanding common stock (approximately 66% of the outstanding voting securities of the Company), this stockholder, has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

     In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Risks of "Penny Stock."
----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last five fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     For the past five years the Company has had no material operations. It had losses of ($3,994) and ($8,049), for the years ended December 31, 2000 and 1999, respectively.

Liquidity.
----------

     The Company had no assets during the years ended December 31, 2000 and 1999. During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the address and telephone number of Jenson Services, the majority shareholder, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                                   Number of Shares    Percentage
Name and Address                  Beneficially Owned    of Class
-----------------                  ----------------    -----------
Jenson Services, Inc.*                 1,000,000         58.3%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Duane S. Jenson                          133,658          7.9%
5525 S. 900 E. #110
Salt Lake City, UT  84117              ---------        ------
                                       1,133,658         66.2%

     * Duane S. Jenson may be deemed beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Jenson is President and owner of Jenson Services, Inc.


 Security Ownership of Management.
----------------------------------

The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                        Number of Shares
                       Beneficially Owned     Percentage of
Name and Address         as of 12/31/99           of Class
----------------       -----------------       -------------
Jason Kershaw                 0                      0%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Harold Jenson                 0                      0%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Jason Jenson                  0                      0%
5525 S. 900 E. #110
Salt Lake City, UT 84117

All Three Directors           0                      0%

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                                         Date of         Date of
                                         Positions     Election or     Termination
Name                                        Held       Designation     or Resignation
                                            ----         ----          --------------
Jason Kershaw     .......................   Director and    5/99                *
                                            President

Harold Jenson     .......................   Director and    5/99                *
                                            Vice President

Jason Jenson      .......................   Director and    5/99                *
                                            Secretary

Thomas Phelps     .......................   Director and    6/91             5/99
                                            Vice President

Wally Phelps      .......................   Director and    6/91             5/99
                                            Secretary

Albert M. Reguly  .......................   Director and                     5/99
                                            President


      * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Jason Kershaw, President and a director is 30 years of age. Mr. Kershaw graduated from the University of Utah, with a Bachelor of Science degree. Mr. Kershaw has been working as a Pharmaceutical representative since August of 2000. Previously, Mr. Kershaw was employeed as a respiratory therapist with Intermountain Health Care since 1994.

     Harold Jenson, Vice President and a director is 32 years of age. Mr. Jenson has been working in the construction industry since 1998. Mr. Jenson currently is a partner in Jenson Orton Contruction, a Utah based construction company.

     Jason Jenson, Secretary and a director is 25 years of age. Mr. Jenson owns his own painting business which he has operated since 1993.

Other "Public Shell" Activities.
--------------------------------

     Jason Kershaw, President and Director. Other than the Company, Mr. Kershaw has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

     Harold Jenson, Vice President and Director. Other than the Company, Mr. Jenson has been the Secretary and a Director of Formula Footwear, Inc., a Utah corporation, since March 1999. In addition, Mr. Jenson was Secretary, Treasurer and Director of Triple Chip Systems, Inc., a Delaware Corporation,now known as "Miller Petroleum, Inc.", from May 16, 1995 to December 20, 1996. Other than the aforementioned, Mr. Jenson has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

     Jason Jenson, Secretary and Director. Other than the Company, Mr. Jenson has been the Secretary and a Director of Comstock Coal, Inc., a Utah company, from December 1998, until his resignation in August 2000. In addition, Mr. Jenson has been Vice President and Director of Formula Footwear, Inc., a Utah corporation, since March 1999. Other than the aforementioned, Mr. Jenson has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers.

Family Relationships.
---------------------

     Jason Jenson and Harold Jenson are cousins. There are no other family relationships between any director or executive officer. Jason Jenson and Harold Jenson are nephews of Duane Jenson, the majority shareholder of Jenson Services.

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

     There has been no executive compensation paid by the Company for services rendered in the last three years. See Item I and Part II, Item 4.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 2000 or 1999, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company are typically forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     On October 10, 1999, the Company issued 6,000,000 "unregistered" and "restricted" shares at a value of $.001 per share to Jenson Services, Inc., in consideration of the payment of $6,000 for audit and other corporate expenses incurred on behalf of the Company.

    On November 5, 2000, Jenson Services, Inc., purchased 616,977 shares of "unregistered" and "restricted" common stock from certain "affiliates" of the Company.

     On November 1, 2000, 5,000,000 of the 6,000,000 shares of "unregistered" and "restricted" shares issued to Jenson Services, Inc., were cancelled and returned to treasury.

     Except for the aforementioned, there have been no material transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. For additional information, please see Part I, Item 7, Transactions with management and Others.

Indebtedness of Management.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. For additional information, please see Part I, Item 7, Transactions with Management and Others.

Parents of the Issuer.
----------------------

     The Company has no parents, except to the extent that Jenson Services, Inc., and Duane S. Jenson may be deemed to be the parent's due to their beneficial ownership of approximately 66.2% of the Company's outstanding common stock.

Transactions with Promoters.
----------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. For additional information, please see Part I, Item 7, Transaction with Management and Others.

Item 8.  Description of Securities.
-----------------------------------

     The Company has one class of securities authorized, consisting of 30,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.


PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

     There has been no established "public market" for shares of common stock of the Company for the previous five years. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by Jenson Services may have a substantial adverse impact on any such public market.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 1,223.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

     The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

     There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 2000.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     On October 12, 1999, the Company issued 6,000,000 "unregistered and "restricted" shares of common stock to Jenson Services, Inc., in consideration of the payment of $6,000 of expenses incurred on behalf of the Company.

   On November 1, 2000, 5,000,000 of the 6,000,000 shares of "unregistered" and "restricted" shares issued to Jenson Services, Inc., were cancelled and returned to treasury.

     There have been no other sales of the Company's unregistered securities in the past five years.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

      Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

      Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

      To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

      Section 78.751 (4) of the NRS limits indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

      Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

      Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     For additional information regarding indemnification of director's, officer's, employee's, or agnet's of the Company, please see Article VIII "Indemnification, Insurance and Officer and Director Contracts", of the Company's Bylaws, a copy of which is attached hereto and incorporated herein, by this reference. See Part III, Item 1.

                                    PART F/S

                         Index to Financial Statements
                     Report to Certified Public Accountants

Financial Statements
----------------------------

     Audited Financial  Statements for the years December 31, 2000 and 1999
     ------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholder's Equity (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements

                        CENTROID CONSOLIDATED MINES, CO.
                          [A Development Stage Company]
                              FINANCIAL STATEMENTS

                                December 31, 2000


                       [WITH INDEPENDENT AUDITORS' REPORT]




                               Centroid Consolidated Mines, Co.



                                       TABLE OF CONTENTS

                                                              Page

        Independent Auditors' Report. . . . . . . . . . . . .  1


        Balance Sheet - December 31, 2000 . . . . . . . . . .  2


        Statements of Operations for the
        year ended December 31, 2000, the seven
        month period ended December 31, 1999, and for
        the period from Reactivation [June 8, 1999]
        through December 31, 2000. . . . . . . . . . . . . . . 3


        Statements of Stockholders' Equity/(Deficit) for
        the year ended December 31, 2000 the seven
        month period ended December 31, 1999, and for
        the period from Reactivation [June 8, 1999]
        through December 31, 2000. . . . . . . . . . . . . . . 4


        Statements of Cash Flows for
        the year ended December 31, 2000, the seven
        month period ended December 31, 1999, and for
        the period from Reactivation [June 8, 1999]
        through December 31, 2000. . . . . . . . . . . . . . . 5


        Notes to Financial Statements . . . . . . . . . . . . 6-8




Independent Auditors' Report


The Board of Directors and Shareholders
Centroid Consolidated Mines, Co.[a development stage company]:


     We have audited the accompanying balance sheet of Centroid Consolidated Mines, Co.[a development stage company] as of December 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000 and December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centroid Consolidated Mines, Co.[a development stage company] as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and December 31, 1999 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Centroid Consolidated Mines, Co. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations and has minimal assets which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                                               Mantyla McReynolds
Salt Lake City, Utah
January 19, 2000




                        Centroid Consolidated Mines, Co.
                         [A Development Stage Company]
                                  Balance Sheet
                                December 31, 2000







                                     ASSETS

Assets

Current assets                                              $      -0-
                                                                -------
                      Total Assets                          $      -0-
                                                                =======


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

        Current liabilities:
        Taxes Payable                                       $        50
        Accounts payable                                            305
        Payable to shareholder - Note                       $     5,688
                                                                -------
               Total Current Liabilities                          6,043
                                                                -------
                  Total Liabilities                               6,043
                                                                -------
Stockholders' Deficit:
        Common stock, $.001 par value;
         authorized 30,000,000 shares; issued
         and outstanding 1,714,352 shares                         1,714
        Additional paid in capital                            1,137,279
        Accumulated deficit                                  (1,132,998)
        Deficit Accumulated during Development State            (12,043)
                                                                -------
               Total Stockholders' Deficit                       (6,043)
                                                                -------
                      Total Liabilities and
                        Stockholders' Equity                $      -0-
                                                                =======





                 See accompanying notes to financial statements


                        Centroid Consolidated Mines, Co.
                          [A Development Stage Company]
                            Statements of Operations
 For the Years Ended December 31, 2000, the seven month period ended December 31, 1999, and for the period from Reactivation [June 8, 1999] through December 31, 2000




                                                                                    June 8,
                                                                                     1999
                                                                                   through
                                                                                   December
                                                       2000          1999          31, 2000

Revenue:
        Revenues from operations                   $    -0-      $     -0-        $    -0-
                                                      -------        -------         -------
               Total Revenue                            -0-            -0-             -0-


General and Administrative Expenses                   3,779           8,049          11,828
                                                     -------         -------         -------
               Net Income/(Loss) Before Taxes        (3,779)         (8,049)        (11,828)

               Provision for Income Taxes               215            -0-              215
                                                                    -------         -------
               Net loss                            $ (3,994)     $   (8,049)      $ (12,043)
                                                     =======        =======         =======

                Net Loss Per Share                 $   (.01)     $     (.01)      $    (.01)
                                                                    =======         =======

Weighted Average Shares Outstanding               1,714,352       1,102,702       1,493,687

                                                  =========       =========       =========





                 See accompanying notes to financial statements


                        Centroid Consolidated Mines, Co.
                         [A Development Stage Company]
                    Statement of Stockholders' Equity/(Deficit)
For the Years Ended December 31, 2000, the seven month period ended December 31, 1999, and for the period from Reactivation [June 8, 1999] through December 31, 2000





                                                              Additional                          Net
                                      Common       Common      Paid in        Accumulated      Stockholders'
                                      Shares        Stock      Capital          Deficit          Equity
                                      ------       ------      -------          -------          ------
Balance, June 8, 1999               10,663,886    1,066,389     66,604        (1,132,993)          -0-

Change par value with merge
into Nevada Corporation                         (1,055,725)  1,055,725

Reverse stock split 1:15            (9,952,960)     (9,950)      9,950
 September 13, 1999

Issued shares for debt               1,000,000       1,000       5,000                          6,000
 October 12, 1999,at par


Net loss for the year ended
 December 31, 1999                                                                (8,049)      (8,049)
                                      ------         ------     ------          -------        ------
Balance, December 31, 1999           1,714,352       1,714   1,137,279        (1,141,042)      (2,049)
                                      ------         ------     ------          -------        ------

Net Loss for the Year Ended
December 31, 2000                                                                 (3,994)      (3,994)
                                      ------         ------     ------          -------        ------

Balance, December 31, 2000           1,714,352       1,714   1,137,279        (1,145,036)      (6,043)





                 See accompanying notes to financial statements


                        Centroid Consolidated Mines, Co.
                          [A Development Stage Comany]
                            Statements of Cash Flows
For the Years Ended December 31, 2000, the seven month period ended December 31, 1999, and for the period from Reactivation [June 8, 1999] through December 31, 2000





                                                                                                                     June 8,
                                                                                                                       1999
                                                                                                                     through
                                                                                                                     December
                                                                               2000                1999               31, 2000
                                                                       ---------------      -------------      ----------------
Cash Flows from Operating Activities
Net Loss                                                           $           (3,994) $          (8,049)  $           (12,043)
Adjustments to reconcile net income to net cash
provided by
 operating activities:
     Issued shares for directors for services
     Expenses paid by shareholder                                                3,639              8,049                11,688
     Increase in current liabilities                                               355                                      355
                                                                       ---------------      -------------      ----------------
             Net Cash Used for Operating Activities                               -0-                -0-                   -0-

                 Net Increase/(Decrease) in Cash                                  -0-                -0-                   -0-

Beginning Cash Balance                                                            -0-                -0-                   -0-
                                                                       ---------------      -------------      ----------------

Ending Cash Balance                                                $              -0-  $             -0-   $               -0-
                                                                       ===============      =============      ================

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest                           $              -0-  $             -0-   $               -0-
  Cash paid during the year for income taxes                       $              -0-  $             -0-   $               -0-




                 See accompanying notes to financial statements

                        Centroid Consolidated Mines, Co.
                         [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000


Note 1         Organization and Summary of Significant Accounting Policies

               (a) Organization

               Centroid Consolidated Mines, Co. (Company) was originally incorporated under the laws of the State of Arizona in April, 1936. On June 8, 1999, the Company formed a wholly owned subsidiary under the laws of the State of Nevada for the purpose of effecting a change of domicile of the Company. The Arizona corporation was merged into the Nevada corporation in August 1999.

               The Company was organized to engage in mining and any mining related business. The Company acquired land and mining claims in Arizona and operated until approximately 1952. In 1954 the Company entered a Receivership under the jurisdiction and provisions of Chapter XI of the Bankruptcy Act of the United States, which continued through May of 1955. Since that time the Company has been inactive with respect to mining operations but, did maintain some mining assets for several years. All assets were eventually liquidated in satisfaction of debts or as consideration for services by Company officers and directors. To the extent that assets were depleted, additional common stock of the company has been issued to company officers as compensation for services through 1994. The company has essentially been dormant since June 30, 1994.


               (b) Income Taxes

               The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 2000 is $0 due to the valuation allowance established and described below.


               (c) Net Loss Per Common Share

               Loss per common share is based on the weighted-average number of shares outstanding. There are no common stock equivalents outstanding, thus, basic and diluted loss per share calculations are the same.

                        Centroid Consolidated Mines, Co.
                         [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000
                                   [continued]

Note 1         Organization and Summary of Significant Accounting Policies
               [continued]

               (d) Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at December 31, 2000.


               (e)    Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2         Liquidity

               The Company has accumulated losses through December 31, 2000 amounting to $1,145,036, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3  Income Taxes

               Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire through 2020. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

                        Centroid Consolidated Mines, Co.
                         [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 2000
                                   [continued]

Note 3         Income Taxes
               [continued]

                                             NOL
Description                                Balance          Tax           Rate
   Federal Income Tax                      $56,153        $8,423           15%
   Sate Income Tax                          55,888         4,471            8%
   Valuation allowance                                   (12,894)
                                                       -------------
Deferred tax asset
12/31/99                                                      $0


Note 5  Common Stock

               The Company adopted an Agreement of Merger and Joint Corporate Resolutions regarding the Agreement of Merger to effect the change of domicile, and provide for the pro rata issuance of shares of the Nevada corporation to the stockholders of the Arizona corporation on the surrender of any certificate thereof.

               As a result of the merger, the par value of common stock was changed to $.001 from $.10. Thus, immediately after the merger, the equity account balances for common stock and additional paid-in capital were $10,664 and $1,122,329, respectively.

               Effective September 20, 1999, the Company reverse split the issued and outstanding common stock on a basis of one for fifteen (1:15), while retaining the current authorized capital and par value, and with appropriate adjustments in the stated and surplus accounts. All fractional shares were rounded up to the nearest whole share.

               In October, 1999, the Company issued 6,000,000 unregistered and restricted shares of common stock, at par, to a shareholder as reimbursement for $6,000 in expenses (see Note 6). In 2000, the Company cancelled 5,000,000 of those shares. The revised value per share is $.006.


Note 6  Related Party Transactions

               A shareholder has paid general and administrative expenses on behalf of the Company, through December 31, 2000, of $11,688. The Company recorded a liability for this amount which has been reduced by the common shares issued ($6,000 above). The balance ($5,688) is payable on demand and is non-interest bearing.

PART. III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration Statement.


Exhibit
Number         Description*
------         ------------
3.1            Articles of Incorporation of CCM-Arizona, dated April 15, 1936

3.3 (i) Articles of Amendment to Articles of Incorporation dated April 12, 1951, change of authorized allowed and indebtness

3.3 (ii) Articles of Amendment to Articles of Incorporation dated April 21, 1991, change of authorized allowed and inbebtness

3.1 (i)        Articles of Incorporation of the Company, dated June 14, 1999

3.2            By-laws, adopted June 8, 1999

99             Articles of Merger of CCM-Arizona with and into the Company

3.3 (iv) Articles of Amendment to Articles of Incorporation dated September 29, 1999, regarding 15 to 1 reverse split

50             Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CENTROID CONSOLIDATED MINES CO.



Dated: 2-20-01                By/S/ Jason Kershaw
                              Jason Kershaw, Director and President



Dated: 2-20-01                By/S/ Jason Jenson
                              Jason Jenson, Director and Secretary

                            ARTICLES OF INCORPORATION

                                     OF THE

                           CENTROID CONSOLIDATED MINES


KNOW ALL MEN BY THESE PRESENTS:

     That we, W.B. HARRIS and ROBERT HARRIS, who reside near and who postoffice address is Wenden, Arizona, do hereby associate ourselves together for the purpose of forming a corporation under the laws of the State of Arizona, and do hereby adopt the following Articles of Incorporation:-


                                   ARTICLE I.

     The name of this corporation is and shall be

                          CENTROID CONSOLIDATED MINES.

     Its principal place of business for the transaction of the business of the corporation in the State of Arizona, as well as its mine office shall be at its properties nine (9) miles from Wenden, Arizona. There may be established and maintained at such other place or places within or without the State of Arizona branch offices of the company as its business may require and as shall be designated and provided by the By-Laws of the company.

                                   ARTICLE II.

     The general nature and purpose of the business proposed to be transacted by said company is:

          a. To purchase, hold, locate, bond, lease, sell, mortgage, improve, acquire, dispose of, any and all kinds of real estate, mines, mining claims, and any and all lands containing mineral, clay, stone or other valuable deposits;

          b. To engage in a general mining, milling, and ore reduction business; to mine, develop and sell any holdings of the company which may be by it acquired; to acquire by location, purchase or development, water and water rights for mines, mills or ore reductions works owned by it; and for irrigating any lands belonging to the company and lying near its mining properties;

          c. To purchase and sell all kinds of ores, concentrates, mattes, bullion, and all other products of mines, mills and reduction plants;

          d. To buy, sell, mortgage and hypothecate its own or the stock of any other corporation;

          e. To do any and all other things in and about the business of the company that may be necessary or for the best interests of the company in the judgment of the directors; and to buy, sell, lease, rent, mortgage, acquire and dispose of any and all kinds of personal property necessary to the business, or used in connection therewith.

                                  ARTICLE III.

     The amount of the capital stock of said corporation is $100,000, divided into 1,000,000 shares of the par value of $0.10 per share, which shall be paid in cash, real property, mines, mining claims, machinery, or personal property, services, leases, contracts to purchase, or any other valuable right or things; provided, however, that when stock is sold, it shall not be sold at less than its par value; and any property, contracts or services, valuable right or things, received in exchange for any stock, shall be of the full value of the stock for which it is transferred; and all stock so issued shall thereupon and thereby be and become full paid stock, and the same shall be non-assessable forever.

                                   ARTICLE IV.

     The time of the commencement of this corporation shall be the day these Articles of Incorporation are filed in accordance with law, and termination thereof shall be a period of twenty-five (25) days thereafter.

                                   ARTICLE V.

     The affairs of the corporation shall be conducted by a Board of Directors of not less than three, nor more than seven, by whom a President, Vice-President, Secretary, Treasurer, and General Manager shall be elected. The directors shall be elected by and from among the stockholders on the first Monday in March of each year. Until their successors are elected and qualified, the following named persons shall be the directors of the corporation, with power to fill any vacancies therein:-

                           W. B. Harris              Robert Harris
                                    Virginia J. Harris

     The Board of Directors shall have power to appoint from among their number an executive committee of two or more persons who shall be authorized to transact all business for the corporation as may be designated by the Board of Directors or by the By-Laws of the company.

                                   ARTICLE VI.

     The directors shall adopt By-laws for the government of the corporation, with full power to amend the same at any regular or special meeting. They are hereby vested with power to fill vacancies occurring in any office of the company, or in their own board. They may appoint such subordinate or assistant officers as they may deem necessary for the conduct of the business of the corporation.


                                  ARTICLE VII.

     The highest amount of indebtedness or liability which the corporation may incur at any time is Sixty-six Thousand Six Hundred and Sixty-six Dollars ($66,666.00).

                                   ARTICLE IX.

     The corporation hereby appoints W. B. Harris of Wenden, Arizona, as its resident agent, for the acceptance of service of all process in any action, suit or proceeding that may be had or brought against said company in any of the courts of this state; said agent has been a bona fide resident of this state for at least three years.

     IN WITNESS WHEREOF, We have hereunto set our hands this 14th day of April, 1936.

                                                     /S/ W.B. HARRIS

                                                     /S/ ROBERT HARRIS


STATE OF ARIZONA                    )
                                    (   SS.
COUNTY OF MARICOPA                  )

     Before me, the undersigned, a Notary Public in and for said County and State, personally appeared W. B. HARRIS and ROBERT HARRIS, each personally known to me to be the persons who subscribed the foregoing Articles of Incorporation, and each acknowledged to me that he executed the same for the uses and purposes therein set forth.

     WITNESS my hand and notarial seal this 14th day of April, 1936.

     (My commission expires September 14, 1939.)

                                                     /S/ B. SWENSON
                                                     ---------------------------
                                                     Notary Public.

            Certificate of Amendment to Articles of Incorporation of
                           Centroid Consolidated Mines
                             an Arizona Corporation


     KNOW ALL MEN BY THESE PRESENTS that at a special meeting of the stockholders of Centroid Consolidated Mines, an Arizona corporation, duly called and held at the principal office of the corporation at its Mine Office, nine miles from Wenden, Arizona, on Monday, the 5th day of March, 1951, Articles III and VII of the Articles of Incorporation of said corporation were, by the affirmative vote of a majority of the shares of stock of said company, issued and outstanding, amended to read, to-wit:

                                   ARTICLE III

     The amount of the capital stock of said corporation is $300,000.00, divided into 3,000,000 shares of the par value of $0.10 per share, which shall be paid in cash, real property, mines, mining claims, machinery, or personal property, services, leases, contracts to purchase, or any other valuable right or things; provided, however, that when stock is sold, it shall not be sold at less than its par value; and any property, contracts or services, valuable right or things, received in exchange for any stock, shall be of the full value of the stock for which it is transferred; and all stock so issued shall thereupon and thereby be and become full paid stock, and the same shall be non-assessable forever.

                                   ARTICLE VII

     The highest amount of indebtedness or liability which the corporation may incur at any time is Two Hundred Thousand ($200,000.00) Dollars.

     In Witness whereof, we have hereunto affixed our signatures and the seal of the corporation this 12th day of April, 1951.

                                      /S/ W. B. HARRIS
                                      President of Centroid Consolidated Mines,
                                      a corporation

ATTEST:
/S/ VIRGINIA J. HARRIS

STATE OF ARIZONA                    )
COUNTY OF MARICOPA                  ) SS.

     On this the 12th day of April, 1951, before me, a Notary Public in and for the state and county aforesaid, personally appeared W. B. HARRIS and VIRGINIA HARRIS, the President and Secretary, respectively of Centroid Consolidated Mines, an Arizona corporation, and to me known to be the same persons whose names are subscribed to the foregoing instrument, acknowledged to me that they voluntarily executed the same for and on behalf of said corporation as its free act and deed and for the purposes and consideration therein mentioned.

                                                  /S/ YALE McFATE
                                                  ------------------------------
                                                  Notary Public
                                                  My comm. exp: /S/ Dec 16, 1953

                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                           CENTROID CONSOLIDATED MINES

     Pursuant to the provisions of Section 10-061 Arizona Revised Statutes, the undersigned corporation adopts the following Articles of Amendment to it Articles of Incorporation.

FIRST:

     The name of the corporation is:

     CENTROID CONSOLIDATED MINES CO.

SECOND:

     The document attached hereto as Exhibit "A" sets forth the amendments to the Articles of Incorporation which were adopted by the shareholders of the corporation at their meeting on March 30, 1991, in the manner prescribed by law.

THIRD:

     The number of shares of stock outstanding at the time of such adoption was 2,983,856 shares; and the number of shares entitled to vote on the amendment was 2,983,856 shares.

FOURTH:

     The designation and number of outstanding shares of each class or series entitled to vote thereon, as a class or series, was as follows:

                  CLASS OR SERIES                    NUMBER OF SHARES
                  -------------------------          ---------------------------
                  COMMON                                      2,983,856

FIFTH:

     The number of shares of each class or series entitled to vote thereon as a class or series voted for or against such amendment, respectively, was:

CLASS OR SERIES                    NUMBER FOR                NUMBER AGAINS
---------------                    ----------                -------------
    COMMON                          2,387,085                   596,771


DATED:            APRIL 18, 1991
                                                 CENTROID CONSOLIDATED MINES CO.
                                                 By: /S/ ALBERT REGULY

Attest:
/S/ THOMAS A. PHELPS
         (Secretary)

                                   EXHIBIT "A"

                                AMENDMENT TO THE

                            ARTICLES OF INCORPORATION

                                       OF:

                         CENTROID CONSOLIDATED MINES CO.

1.       Article III is amended as follows:

     The corporation shall have the authority to issue 30,000,000 shares of common stock at 10 cents per share.

2.       Article IV is amended to read as follows:

     The duration of the corporation shall be perpetual.

3.       Article VII is amended to read as follows:

     The highest amount of indebtedness or liability at any one time is one million ($1,000,000) dollars.

                            ARTICLES OF INCORPORATION

                                       OF

                         CENTROID CONSOLIDATED MINES CO.



     The undersigned  natural person,  acting as incorporator of the corporation
under  the  Nevada   Revised   Statutes,   adopts  the  following   Articles  of
Incorporation for such corporation.

                                    ARTICLE I

     Name. The name of the corporation is "Centroid Consolidated Mines Co." (hereinafter, the "Corporation").

                                   ARTICLE II

     Period of Duration. The period of duration of the Corporation is perpetual.

                                   ARTICLE III

     Purposes and Powers. The purpose for which the Corporation is organized is to engage in any and all lawful business.

                                   ARTICLE IV

     Capitalization. The Corporation shall have the authority to issue 30,000,000 shares of common voting stock having a par value of one tenth of one cent ($0.001) per share. All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

                                    ARTICLE V

     Initial Resident Agent. The initial resident agent of the Corporation shall be The Agency Services of Nevada, c/o Law Offices of Turner Law Limited and the street address and mailing address of the initial resident agent are: 245 East Liberty Street, Suite 200, Reno, NV 89501.

                                   ARTICLE VI

     Directors. The Corporation shall be governed by a Board of Directors consisting of no less than three directors. The number of directors constituting the initial Board of Directors is three and the name and street address of the persons who shall serve as directors until their successors are elected and qualified are, to-wit:

                           Jason Kershaw
                           108 South Coolidge St.
                           Midvale, UT

                           Jason Jenson
                           1769 East Bryan Ave.
                           Salt Lake City, UT

                           Harold Jenson




                                   ARTICLE VII

         Incorporator.  The name and street address of the incorporator is:

                           Jason Kershaw
                           108 South Coolidge St.
                           Midvale, UT

                                  ARTICLE VIII

     Control Share Acquisitions. The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

                                   ARTICLE IX

     Indemnification of Directors and Executive Officers. To the fullest extent allowed by law, the directors and executive officers of the Corporation shall be entitled to indemnification from the Corporation for acts and omissions taking place in connection with their activities in such capacities.


                         _______________________________
                                  Jason Kershaw

STATE OF UTAH                       )
                                    :ss
COUNTY OF SALT LAKE                 )

     On the  _____  day of  June,  1999,  personally  appeared  before  me Jason
Kershaw, who duly acknowledged to me that he is the person who signed the foregoing instrument as incorporator; that he has read the foregoing instrument and knows the contents thereof; and that the contents thereof are true of his personal knowledge.



                        ________________________________
                                  Notary Public

                              ARTICLES OF MERGER OF
                         CENTROID CONSOLIDATED MINES CO.
                            (an Arizona corporation)
                                  WITH AND INTO
                         CENTROID CONSOLIDATED MINES CO.
                             (a Nevada corporation)



     Centroid Consolidated Mines Co. a corporation formed under the laws of the State of Arizona, desiring to merge with Centroid Consolidated Mines Co., a corporation formed under the laws of the State of Nevada, and which also desires such merger, all pursuant to the provisions of the Nevada Revised Statutes, DO HEREBY CERTIFY as follows:

     FIRST: That the names, addresses, and states of incorporation of each constituent corporation are:

         NAME                                            STATE OF INCORPORATION

         Centroid Consolidated Mines Co.                         Arizona
         5525 South 900 East, Suite 110
         Salt Lake City, UT 84117

         Centroid Consolidated Mines Co.                         Nevada
         5525 South 900 East, Suite 110
         Salt Lake City, UT 84117

     SECOND: That Centroid Consolidated Mines Co. Arizona owns all of the outstanding shares of Centroid Consolidated Mines Co. Nevada.

     THIRD: That an Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each constituent corporation in accordance with the laws of the State of Arizona and the laws of the State of Nevada.

     FOURTH: That the name of the Surviving Corporation is Centroid Consolidated Mines Co., the Nevada corporation.

     FIFTH: That on the 8th day of June, 1999, the Board of Directors of Centroid Consolidated Mines Co. Arizona authorized the following resolution. "Resolved, that the directors and officers of the Arizona corporation and the Nevada corporation adopt an Agreement of Merger and Joint Corporate Resolutions regarding the Agreement of Merger, subject to the respective laws of the States of Arizona and Nevada, solely to effect such change of domicile providing for the pro rata issuance of shares of the Nevada Corporation to the stockholders of the Arizona corporation on the surrender of any certificate thereof";

     SIXTH: On July 15, 1999, the merger between Centroid Consolidated Mines Co. Arizona and Centroid Consolidated Mines Co. Nevada was approved at a Special Meeting of the Shareholders of Centroid Consolidated Mines Co. Arizona, by a majority vote of the shareholders in accordance with Arizona and Nevada law. The number of shares of common stock outstanding and eligible to vote on the merger were 10,663,886 and 10,663,886, respectively. 8,973,232 shares voted in favor, 0 shares voted against and 0 shares abstained from voting. The number of shares voting in favor of the merger was sufficient to approve it.

     SEVENTH: That the Certificate of Incorporation of Centroid Consolidated Mines Co., the Nevada Corporation, as now in force and effect, shall continue to be the Certificate of Incorporation of the Surviving Corporation until amended and changed pursuant to the provisions of the laws of the State of Nevada.

     EIGHTH: That an executed copy of the Agreement of Merger is on file at the registered office of the surviving corporation, 245 East Liberty Street, Suite 200, Reno, NV 89501, and at the office of the corporation located at 5525 South 900 East, Suite 110, Salt Lake City, UT, 84117, and at the office of Leonard W. Burningham, Esq., counsel for the surviving corporation 455 Ease 500 South, Suite 200, Salt Lake City, UT, 84111, and that a copy of the Agreement of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.

     IN WITNESS WHEREOF, said Centroid Consolidated Mines Co., a Arizona corporation and Centroid Consolidated Mines Co., a Nevada corporation, have caused this Certificate to be executed by its officers thereunto duly authorized this 16th day of July, 1999.

Attest:                                          Centroid Consolidated Mines Co.
                                                 (a Arizona corporation)


____________________                                ____________________
Jason Kershaw, President                            Jason Jenson, Vice-President


____________________
Harold Jenson, Secretary/Treasurer

                                                 Centroid Consolidated Mines Co.
                                                          (a Nevada corporation)


____________________                                ____________________
Jason Kershaw, President                            Jason Jenson, Vice President


____________________
Harold Jenson, Secretary/Treasurer

                                     BYLAWS
                                       OF
                         CENTROID CONSOLIDATED MINES, CO


                                    ARTICLE I
                                     OFFICES

     Section 1.01 Location of Offices. The corporation may maintain such offices within or without the State of Nevada as the Board of Directors may from time to time designate or require.

     Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

     Section 2.01 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

     Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice- president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

     Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten days, but not more than 50 days, prior to the meeting, to each shareholder of record entitled to vote.

     Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

     Section  2.06  Fixing   Record  Date.   For  the  purpose  of   determining
shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

     Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

     Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her or her proxy, may represent such shares and vote thereon.

     Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE III
                                    DIRECTORS

     Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

     Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be had upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

     Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

     Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

     Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

     Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

     Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

     Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

     Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

     Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

     Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

     Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

     Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or new created offices may be filled by the Board of Directors at any regular or special meeting.

     Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties.

          (a) He or she shall preside at all shareholders' meetings;

          (b) He or she shall preside at all meetings of the Board of Directors; and

          (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

          (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

               (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

               (c) He or she shall be a member of the executive committee, if any;

               (d)  He  or  she  shall  be   empowered   to  sign   certificates
          representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

               (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.09 The Vice Presidents. The Board of Directors may, from time to time, designate and elect one or more vice presidents, one of whom may be designated to serve as executive vice president. Each vice president shall have such powers and perform such duties as from time to time may be assigned to him or her by the Board of Directors or the president. At the request or in the absence or disability of the president, the executive vice president or, in the absence or disability of the executive vice president, the vice president designated by the Board of Directors or (in the absence of such designation by the Board of Directors) by the president, the senior vice president, may perform all the duties of the president, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the president.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

          (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the board or directors in books provided for that purpose;

          (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

          (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

          (d) He or she shall assume that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

          (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

          (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

          (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

          (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

          (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

          (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

          (d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

          (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

          (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

          (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any shall have the following powers and duties:

          (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents:

          (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times subject to the control of the Board of Directors;

          (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

          (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

     Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

     Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

     Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and delivery any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

     Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

     Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

     Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, subject to the provisions of these Bylaws, evidences of indebtedness of the corporation, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

     Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or a vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by any officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

     Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be such officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

     Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments of transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.


     Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series of stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

     Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

     Section 6.06 Closing of Transfer Books and Fixing of Record Date.

          (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed 50 days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholders for any purpose.

          (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding 50 days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

          (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

     Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is proper to do so.

     Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modified, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Nevada Control Share Acquisitions Act, Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes, or any statute of similar effect or tenor.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

     Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

     Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

     Section 7.04 Quorum and Manner of Acting. At all meeting of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have no powers as such.

     Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

     Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

     Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or of any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

     Section 7.08 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made by the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit, or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who ceases to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     8.07. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                   FISCAL YEAR

     The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                    ARTICLE X
                                    DIVIDENDS

     The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

     All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that:

          (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors.

          (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (i) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

     The undersigned does hereby certify that he or she is the secretary of Centroid Consolidated Mines Co., a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing Bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the Board of Directors, which was duly and regularly held on the ____________ day of June, 1999, and that the above and foregoing Bylaws are now in full force and effect.

     DATED THIS ____________ day of June, 1999.

                        _________________________________
                           Harold S. Jenson, Secretary

                                       19




                            CERTIFICATE OF AMENDMENT

                       TO THE ARTICLES OF INCORPORATION OF

                         CENTROID CONSOLIDATED MINES CO.


     We, the undersigned, Jason Kershaw, President and Director, and Harold Jenson, Secretary/Treasurer and Director of Centroid Consolidated Mines Co., a Nevada corporation (the "Corporation"), do hereby certify:

                                        I

     Pursuant to Section 78.390 of the Nevada Revised Statutes, the Articles of Incorporation of the Corporation shall be amended as outlined in Section III hereof.

                                       II

     The foregoing amendment was adopted by Unanimous Consent of the Board of Directors pursuant to the Nevada Revised Statutes, and by Consent of Majority Stockholders pursuant to the Nevada Revised Statutes.

                                       III

     Pursuant to the resolutions adopted by the Board of Directors and Majority Stockholders as set forth in Paragraph II above, the 10,663,883 outstanding shares of the Corporation were reverse split on a basis of 1 for 15, effective September 20, 1999, retaining the authorized shares at 30,000,000 and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Corporation, with all fractional shares being rounded up to the nearest whole share and provided, further, that all shares required for rounding be provided by the Company.

                                       IV
     The number of shares entitled to vote on the amendment was 10,663,886.

     V The number of shares voted in favor of the amendment was 8,973,232, with none opposing and none abstaining.



 ___________________________                    ______________________________
 Jason Kershaw                                  Harold Jenson
 President and Director                         Secretary/Treasurer and Director




____________________________
Jason Jenson
Vice President and Director


STATE OF UTAH                       )
                                    )  ss
COUNTY OF SALT LAKE                 )

     On the _____ day of September 1999, personally appeared before me, a Notary Public, Jason Kershaw, and Harold Jenson, who acknowledged that they are the President and Secretary/Treasurer, respectively, of Centroid Consolidated Mines Co., and that are authorized to and did execute the above instrument.


        ____________________________________
                  NOTARY PUBLIC